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                             July 13, 2020

       Thomas B. Pickens, III
       Chief Executive Officer
       Astrotech Corporation
       201 West 5th Street, Suite 1275
       Austin, Texas 78701

                                                        Re: Astrotech
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2020
                                                            File No. 333-239705

       Dear Mr. Pickens:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Incorporation of Documents by Reference, page 50

   1. We note that you incorporate information by reference into your registration statement.
                                                        Since you have not yet
filed your Annual Report on Form 10-K for the fiscal year ended
                                                        June 30, 2020, you are
not eligible to incorporate by reference. See General Instruction
                                                        VII.C to Form S-1.
Please amend the registration statement to include all of the disclosure required by Form S-1,
or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended June
30, 2020 and update this section accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas B. Pickens, III
Astrotech Corporation
July 13, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                           Sincerely,
FirstName LastNameThomas B. Pickens, III
                                                           Division of
Corporation Finance
Comapany NameAstrotech Corporation
                                                           Office of Life
Sciences
July 13, 2020 Page 2
cc:       John R. Hempill, Esq.
FirstName LastName